UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Viper Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

92763M105

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763M105	13D/A	Page 2 of 19

(1)	Names of Reporting Person BX SWT ML Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,300,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,300,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 11,300,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.7%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 3 of 19

(1)	Names of Reporting Person BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 4 of 19

(1)	Names of Reporting Person Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,525,988
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,525,988
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 5 of 19

(1)	Names of Reporting Person Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,525,988
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,525,988
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 6 of 19

(1)	Names of Reporting Person BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,525,988
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,525,988
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 7 of 19

(1)	Names of Reporting Person Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,525,988
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,525,988
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 8 of 19

(1)	Names of Reporting Person Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 9 of 19

(1)	Names of Reporting Person Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 10 of 19

(1)	Names of Reporting Person Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 11 of 19

(1)	Names of Reporting Person Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 92763M105	13D/A	Page 12 of 19

(1)	Names of Reporting Person Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 13 of 19

(1)	Names of Reporting Person Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,525,988
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,525,988
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,525,988
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 92763M105	13D/A	Page 14 of 19

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on October 12, 2021, as amended by Amendment No. 1 filed on October 21, 2021, Amendment No. 2 filed on January 11, 2022 and Amendment No. 3 filed on March 22, 2022 (“Amendment No. 3”) (as amended, the “Schedule 13D”), with respect to the common units representing limited partnership interests (the “Common Units”) of Viper Energy Partners LP, a Delaware limited partnership (the “Issuer”) and is being filed pursuant to Section 13(d) of the Act. The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 1200, Midland, TX 79701. Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b), (f) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

•

(i) BX SWT ML Holdco LLC, a Delaware limited liability company, (ii) BX Guidon Topco LLC, a Delaware limited liability company, (iii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (iv) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (v) BMA VI L.L.C., a Delaware limited liability company, (vi) Blackstone EMA II L.L.C., a Delaware limited liability company, (vii) Blackstone Holdings III L.P., a Québec société en commandite, (viii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (ix) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (x) Blackstone Inc., a Delaware corporation (“Blackstone”), and (xi) Blackstone Group Management L.L.C., a Delaware limited liability company.

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154. Information regarding each director and officer of Blackstone Inc. is set forth on Schedule I to Amendment No. 3.

(c) The principal business of BX SWT ML Holdco LLC and BX Guidon Topco LLC is investing in the securities of the Issuer. BX Guidon Topco LLC also serves as the sole member of BX SWT ML Holdco LLC.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as a managing member (or similar position) of BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as a managing member (or similar position) of BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as the sole member (or similar position) of Blackstone Management Associates VI L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VI L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

CUSIP No. 92763M105	13D/A	Page 15 of 19

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I to Amendment No. 3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I to Amendment No. 3, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On April 29, 2022, in connection with an internal reorganization, BX Guidon Topco LLC contributed 11,300,000 Common Units to BX SWT ML Holdco LLC for no consideration.

CUSIP No. 92763M105	13D/A	Page 16 of 19

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Units beneficially owned is based on 76,966,203 Common Units outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2021, filed by the Issuer with the Securities and Exchange Commission on February 24, 2022.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BX SWT ML Holdco LLC directly holds 11,300,000 Common Units and BX Guidon Topco LLC directly holds 1,225,988 Common Units.

BX Guidon Topco LLC is the sole member of BX SWT Holdco LLC. The controlling membership interests of BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units.

(c) From March 21, 2022 to April 21, 2022, Common Units held by the Reporting Persons were sold in multiple open market sale transactions as described below.

Seller	Date	Number of Shares	Price per Share
BX Guidon Topco LLC	03/21/2022	16,496	$30.0732	(1)(15)
BX Guidon Topco LLC	03/25/2022	45,000	$31.3061	(2)(15)
BX Guidon Topco LLC	04/01/2022	6,200	$30.0607	(3)(15)
BX Guidon Topco LLC	04/05/2022	48,000	$30.7955	(4)(15)
BX Guidon Topco LLC	04/06/2022	75,000	$31.1889	(5)(15)
BX Guidon Topco LLC	04/07/2022	15,000	$31.2432	(6)(15)
BX Guidon Topco LLC	04/08/2022	40,000	$31.3797	(7)(15)
BX Guidon Topco LLC	04/12/2022	2,168	$31.0945	(8)(15)
BX Guidon Topco LLC	04/13/2022	32,000	$31.2395	(9)(15)
BX Guidon Topco LLC	04/14/2022	32,000	$31.5536	(10)(15)
BX Guidon Topco LLC	04/18/2022	38,000	$31.845	(11)(15)
BX Guidon Topco LLC	04/19/2022	20,000	$31.3749	(12)(15)
BX Guidon Topco LLC	04/20/2022	33,000	$31.9606	(13)(15)
BX Guidon Topco LLC	04/21/2022	5,643	$32.1321	(14)(15)

(1)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $30.05 to $30.15, inclusive.
(2)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $30.62 to $31.58, inclusive.
(3)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $30.00 to $30.185, inclusive.
(4)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $30.645 to $31.005, inclusive.
(5)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $30.80 to $31.44, inclusive.
(6)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.00 to $31.80, inclusive.
(7)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.19 to $31.65, inclusive.
(8)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.01 to $31.16, inclusive.
(9)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.03 to $31.38, inclusive.
(10)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.19 to $31.89, inclusive.

CUSIP No. 92763M105	13D/A	Page 17 of 19

(11)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.45 to $32.0825, inclusive.
(12)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.12 to $31.725, inclusive.
(13)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $31.58 to $32.16, inclusive.
(14)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $32.05 to $32.29, inclusive.
(15)	The Reporting Persons hereby undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Common Units sold at each separate price.

Except as set forth in this Amendment No. 4, none of the Reporting Persons has effected any transaction in Common Units since the filing of Amendment No. 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

BX SWT ML Holdco LLC entered into (i) a Margin Loan Agreement dated as of April 29, 2022 (the “Margin Loan Agreement”) with Royal Bank of Canada, as administrative agent and a lender, and the other lenders party thereto from time to time (each, a “Lender”), and (ii) a Pledge and Security Agreement dated as of April 29, 2022 (the “Closing Date”), pursuant to which BX SWT ML Holdco LLC pledged on the Closing Date 11,300,000 Common Units as collateral to secure repayment of amounts outstanding under the Margin Loan Agreement, and may be required to post additional collateral in certain circumstances (the “Pledge Agreement”) (together with the Margin Loan Agreement, the “Loan Documents”).

As of the Closing Date, BX SWT ML Holdco LLC has borrowed an aggregate of $125 million under the Loan Agreement. Pursuant to the Pledge Agreement, to secure borrowings under the Loan Agreement, BX SWT ML Holdco LLC has pledged 11,300,000 Common Units.

The loans mature on or about April 29, 2025. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require BX SWT ML Holdco LLC to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Common Units in accordance with the Loan Documents.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit E	Joint Filing Agreement, by and among the Reporting Persons, dated as of April 29, 2022.

CUSIP No. 92763M105	13D/A	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: April 29, 2022

BX SWT ML Holdco LLC

By:	/s/ Gregory Perez
Name:	Gregory Perez
Title:	Vice President and Treasurer

BX Guidon Topco LLC

By:	/s/ Erik Belz
Name:	Erik Belz
Title:	Vice President and Secretary

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Energy Management Associates II L.L.C.
By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

CUSIP No. 92763M105	13D/A	Page 19 of 19

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman